17004696

ATES
ANGE COMMISSION
.C. 20549

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SEC Mail Processing Section
FEB 27 2017
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER **THREE OCEAN SECURITIES LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 FIFTH AVENUE, STE 3800
(No. and Street)

New York	NY	10176
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David W. Knowlton — 212-259-0559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue, 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Knowlton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THREE OCEAN SECURITIES LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

WULFF IVETTE
NOTARY PUBLIC, STATE OF NEW YORK
NO.: 01WU4973060
QUALIFIED IN STATE OF NEW YORK
COMMISSION EXPIRES 12/23/2018

New York, N.Y

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THREE OCEAN SECURITIES LLC

FINANCIAL STATEMENTS
as of December 31, 2016
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

Report Pursuant to Rule 17a-5

TABLE OF CONTENTS

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Three Ocean Securities LLC:

We have audited the accompanying financial statements of Three Ocean Securities LLC (a Delaware Limited Liability Company), which comprise the statement of financial condition as of December 31, 2016, and the related statements of loss, changes in member's equity and cash flows for year then ended, and the related notes to the financial statements and supplemental information including the statement regarding changes in liabilities subordinated to claims of general creditors. Management of Three Ocean Securities LLC is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Three Ocean Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital and Statement of Changes in Liabilities Subordinated to Claims of General Creditors has been subjected to audit procedures performed in conjunction with the audit of Three Ocean Securities LLC's financial statements. The supplemental information is the responsibility of the management of Three Ocean Securities LLC. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240. 17a-5. In our opinion, the Schedule of Computation of Net Capital and Statement of Changes in Liabilities Subordinated to Claims of General Creditors is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raines & Fischer LLP

New York, New York
February 23, 2017

THREE OCEAN SECURITIES LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	56,288
Other current assets		1,735
TOTAL ASSETS	$	58,023

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses	$	16,680
TOTAL LIABILITIES		16,680
Member's Equity:		
Member's equity		41,343
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	58,023

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Loss
For the year ended December 31, 2016

Revenues:	
Fee Income	$ -
Total Revenues	-
Expenses:	
Compensation and related expenses	65,333
Professional fees	54,535
Occupancy costs	11,620
Dues, licenses and fees	4,049
Office expense	5,700
Meals and entertainment	1,800
Technology	1,200
Insurance	1,107
Total Expenses	145,344
Net Loss	$ (145,344)

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2016

Balance - Beginning of year	$	50,734
Net Loss		(145,344)
Member contributions		135,953
Balance - End of year	$	41,343

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Cash Flows
For the year ended December 31, 2016

Cash Flows from Operating Activities:		
Net Loss	$	(145,344)
Adjustments needed to reconcile net loss with net cash used by operating activities:		
(Increase)/Decrease in other current assets		694
Increase/(Decrease) in accrued expenses		5,840
Cash Used by Operating Activities		(138,810)
Cash Flows from Financing Activities:		
Member contributions		135,953
Cash Provided by Financing Activities		135,953
Net decrease in cash		(2,857)
Cash balance - Beginning of year		59,145
Cash balance - End of year	$	56,288

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Notes to Financial Statements
December 31, 2016

(1) **Organization and Operation**

Three Ocean Securities LLC ("the Company"), is a Delaware Limited Liability Company formed on July 22, 2011. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) as of September 24, 2013 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was originally formed under the name Three Ocean Partners Advisors LLC but changed its name as of April 10, 2014 to Three Ocean Securities LLC.

(2) **Summary of Significant Accounting Policies**

Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting.

Revenue Recognition
The Company records its advisory fees as they are earned based on the services provided or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
Inasmuch as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The member is taxed directly on the Company's earnings.

The Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, *Income Taxes* (formerly FASB Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities*. This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon

(2) Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. The Company's tax returns remain open for examination by tax authorities for a period of three years from when they are filed; the 2013, 2014, and 2015 tax returns are currently open for examination.

Allocation of Income and Losses

The net income of the Company for the year is allocated to the members in accordance with their capital interest.

(3) Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2016, the Company had net capital of approximately $39,608 which was $34,608 in excess of its net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .4211 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(4) Related Party Transactions

The Company has executed an Office and Administrative Services Agreement (the "Agreement"), with its sole member. Under this Agreement the Company utilizes certain office facilities and administrative services of the sole member in exchange for compensation. Compensation for 2016 totaled $85,953. The total is reflected in the Statement of Loss in the categories for which the utilization of services relates.

(5) Subsequent Events

For purposes of disclosure in the financial statements, the Company has evaluated subsequent events through February 23, 2017, the date which the financial statements were available to be issued and noted no items requiring further disclosure.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2016

THREE OCEAN SECURITIES LLC
Schedule of Computation of Net Capital
as of December 31, 2016

COMPUTATION OF NET CAPITAL

Member's equity per statement of financial condition	$	41,343
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		41,343
Deductions and/or charges:		
Non-allowable assets:		
Other non-allowable assets		1,735
Net capital before haircuts on securities positions		39,608
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-
Net capital	$	39,608

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accrued expenses	$	16,680
Total aggregate indebtedness	$	16,680

The preceding notes are an integral part of this supplemental information.

THREE OCEAN SECURITIES LLC
Schedule of Computation of Net Capital
as of December 31, 2016

RECONCILATION WITH COMPANY'S COMPUATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	39,608
Net capital per audited report	$	39,608

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	1,112
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	34,608
Excess net capital at 1000%	$	33,608
Ratio: Aggregate indebtedness to net capital		42.11%

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016 as filed by Three Ocean Securities LLCon Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

The preceding notes are an integral part of this supplemental information.

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Three Ocean Securities LLC:

We have reviewed management's statements, included in the accompanying Three Ocean Securities LLC Assertions Report, in which (1) Three Ocean Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Three Ocean Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Three Ocean Securities LLC stated that Three Ocean Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Management of Three Ocean Securities LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Three Ocean Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raines & Fischer LLP

New York, New York
February 23, 2017

THREE OCEAN PARTNERS

Three Ocean Securities LLC Assertions

Three Ocean Securities LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Three Ocean Securities LLC.

I, David W. Knowlton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

David W. Knowlton, CEO

January 4, 2017

The
LeGaye Law Firm P.C.

Tel: (281) 367-2454
Fax: (866) 338-6353

www.LeGayeLaw.com

2002 Timberloch Drive, Suite 200 ◇ The Woodlands, Texas 77380

February 24, 2017

Via Overnight Delivery

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
415

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: Three Ocean Securities, LLC; Firm ID # 166387
Annual Audit Report, Form X-17A-5

Dear Sir or Madam:

On behalf of the above captioned member firm, enclosed please find the counter-original Annual Audited Reports for the fiscal year ended December 31, 2016 with supporting Facing Page.

Should you have any questions regarding the enclosed reports, please feel free to contact the undersigned or David Knowlton – Three Ocean Securities, LLC.

Sincerely,

Peggy Walton

Peggy Walton*
Enclosures (as stated)

cc: David W. Knowlton – Three Ocean Partners Advisors LLC (electronic)
SEC – New York, NY Regional Office (w/enclosure)
Securities Investor Protection Corporation (SIPC) (electronic)
FINRA (filed electronically)

** Not Licensed to Practice Law*